SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March 2005

Commission File Number 0-15742

UNITED BUSINESS MEDIA PLC
(name of registrant)

Ludgate House
245 Blackfriars Road
London SE1 9UY
United Kingdom
(address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Security Exchange Act of 1934:

Yes ☐	No ☒

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  ____________

UNITED BUSINESS MEDIA PLC

Form 6-K Items

1.	Press release dated March 9, 2005
2.	Press release dated March 10, 2005
3.	Press release dated March 31, 2005

SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNITED BUSINESS MEDIA PLC

Dated: June 27th, 2005	By:	/s/ ANNE C. SIDDELL

	Name:	Anne C. Siddell
	Title:	Group Company Secretary

Appendix 1.

United Business Media plc

Directors’ dealings

United Business Media plc was notified on 9 March 2005 of the following transfers of shares made on that date by the Trustees of the United Business Media plc ESOP Trust following the maturity of awards granted to the undermentioned executive directors under the Senior Executive Equity Participation Plan:-

22,434 UBM ordinary shares and 34,038 UBM B shares were transferred to Clive Hollick.   All the B shares were sold at 245 pence per share and 3,753 ordinary shares were sold at 557.5 pence per share.

9,986 UBM ordinary shares and 15,152 UBM B shares were transferred to Charles Gregson.   All the B shares were sold at 245 pence per share.

Following these dealings, Clive Hollick holds 804,115 ordinary shares representing 0.24% of the issued share capital and Charles Gregson owns 435,608 ordinary shares representing 0.13% of the issued share capital.

Anne Siddell
Company Secretary

Appendix 2.

For immediate release	10 March 2005

Board Change

Malcolm Wall has decided to leave UBM on 31 March 2005 to pursue new opportunities.  Malcolm has been chief operating officer since January 2001 and before that was chief executive officer of United’s television interests since 1992.  Malcolm played a major role in building United’s television businesses and then from 2001 onwards delivered strong profit growth and a successful investment led strategy in United’s publishing and information businesses.

Clive Hollick said:

“Malcolm has been a great colleague who has built strong, successful businesses and shown outstanding leadership during his twelve years at United.  We all wish him the very best in his next venture”

Malcolm Wall said:

“I have thoroughly enjoyed my years at United.   I wish my colleagues and friends all the very best for the future – safe in the knowledge that the combination of top class assets and management will serve them well.”

-Ends-

For further information, please contact:

Michael Waring	United Business Media	020 7921 5031
Colin Browne	The Maitland Consultancy	020 7379 5151

Appendix 3.

For immediate release	31st March 2005

United Business Media completes acquisition of
leading French healthcare media business

United Business Media today announced that it has completed the acquisition of the medical trade press and other professional healthcare business information services in France, bought from MediMedia.  The major products and brands – such as Le Quotidien du Medecin and Le Generaliste – occupy leading positions in the French medical press with more than half of total advertising spend directed at general practitioners.   The initial agreement to acquire this business was announced on 18th January 2005.

These businesses will become part of CMPMedica France, where they will complement the existing major drug directory business, Vidal – with reciprocal promotion and access to advertisers, government and health professionals.  There is scope to expand the major brands into customised services and content-based marketing.  UBM acquired CMPMedica during 2004.

The purchase price is €36 million in cash, and the completion of the transaction is subject to satisfactory completion of the contract and related conditions.  In 2004 the business generated approximately €60m of turnover and €6m of profit before tax.  The proposed acquisition should increase earnings by more than 2% in its first twelve months.

For further information, please contact:

Michael Waring	United Business Media	020 7921 5031
Colin Browne	The Maitland Consultancy	07733 103800

Notes to Editors:

Trade Press
The three main titles are the pre-eminent daily doctors’ paper, Quotidien du Medecin, a weekly, Le Generaliste, and a bi-weekly for pharmacists, Quotidien du Pharmacien.  Together, the doctors’ titles held a 54% share of the advertising market in 2003.  In 2004 Quotidien du Pharmacien took the leading position in its market.

Trade shows
This division contains a biennial hospital trade show, Hopital Expo, and the major annual doctors’ conference and exhibition, Medec. CMPMedica, a leading provider of healthcare information, communication and services, is an international company with a reputation for the quality and innovation of its products.

United Business Media acquired CMPMedica on 30th July 2004 – details are on the UBM website at www.unitedbusinessmedia.com

United Business Media plc (http://www.unitedbusinessmedia.com) is a leading provider of business information services to the technology, healthcare, media, automotive, financial services and property industries.  UBM offers services in news distribution, market research, publishing and events to customers across the globe.  Its brands include PR Newswire, the world’s leading corporate news distribution service; NOP World, one of the largest market research groups globally; and CMP, the B2B media and exhibition group operating in high tech, healthcare, property, entertainment, jewellery & fashion in the US, UK, Asia and Europe.

This press release includes statements which are not historical facts and are considered “forward-looking” within the meaning of Section 27 of the Securities Act of 1933, as amended.  These forward-looking statements reflect UBM’s current views about future events, business and growth strategy and financial performance. These forward-looking statements are identified by their use of terms and phrases such as “believe,” “expect,” “plan,” “anticipate,” “on target” and similar expressions identifying forward-looking statements. Investors should not rely on forward-looking statements because they are subject to a variety of risks, uncertainties and other factors that could cause actual results to differ materially from UBM’s expectations.  UBM expressly does not undertake any duty to update forward-looking statements. Management does not attempt to update forecasts unless conditions materially change.